EXHIBIT 21.1
NATIONAL INTERSTATE CORPORATION

Company [1]	State/Jurisdiction
American Highways Insurance Agency, Inc.	OH

Explorer RV Insurance Agency, Inc.	OH

Hudson Indemnity, Ltd.	Cayman Islands

National Interstate Insurance Company	OH

National Interstate Insurance Company of Hawaii, Inc.	HI

National Interstate Insurance Agency, Inc.	OH

Safety, Claims & Litigation Services, Inc.	PA

Triumphe Casualty Company	PA

Hudson Management Group, Ltd.	U.S. Virgin Islands

Safety, Claims & Litigation Services, LLC.	MT

[1]	All subsidiary companies are wholly owned by National Interstate Corporation, except National Interstate Insurance Company of Hawaii and Triumphe Casualty Company, which are a wholly owned subsidiaries of National Interstate Insurance Company.